UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004.

Commission File Number:  0-29840

FREEGOLD VENTURES LIMITED

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:  _____       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Freegold Ventures Limited_______

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____October 1, 2004______________

Date

Freegold Ventures Limited

NEWS RELEASE

For Immediate Release

August 20th, 2004

 Website: www.freegoldventures.com

Toronto Stock Exchange : ITF

OTC BB : FGOVF

CANADIAN ACQUISTION PROGRAM CONTINUES

ESKAY RIFT PROJECT, EXPLORATION IN PROGRESS

Freegold Ventures Limited (TSX: ITF) reports it has acquired by staking a 100% interest in  400 claim units in the Kinaskan area of Northern British Columbia. A new geological map, Geology of the More Creek - Kinaskan Lake Area, BC, which covers the northern half of the area between the Red Chris and Eskay Creek deposits was released by the BC Geological Survey in January 2004. This map identified the area as being prospective to host Eskay Creek-type VMS deposits. There are 25 known mineral occurrences within the 1900 sq km area covered by this new map. The map outlined those areas of favourable geology for Eskay mineralization. Freegold’s staking covers many of those areas outlined by the map.

A $200,000 helicopter supported sampling and mapping program under the direction of Arne Birkeland, P.Geo,  is currently underway, in an effort to delineated targets for detailed followup. The first part of the program is expected to be completed by the end of August

Grew Creek Exploration Update

Grew Creek is located 35 km west of Ross River Yukon, and one kilometre from the Robert Campbell Highway. Grew Creek is a low sulphidation epithermal gold project.

Drilling is expected to commence the week of August 30th, 2004. Freegold's exploration program will focus on expanding the known mineral resources already identified on the Project by testing a new geological interpretation which suggests the vein system maybe sub-parallel to the previous drill hole orientation.  This orientation would leave the deposit open to the south.  Several other targets including the Rat Creek and Tarn Zones will also be tested during the drilling campaign.

The Qualified Person for this release is Peter Dasler, P.Geo, Geological Consultant Freegold Ventures Limited

On behalf of the Board of Directors	For further information please contact:
Investor Relations: 1.800.667.1870, Facsimile: 604.685.8045
2303 West 41st Avenue, Vancouver, BC,V6M 2A3
Harry Barr, Chairman

The Toronto Stock Exchange has neither approved nor disapproved  the contents of this news release. CUSIP: 45953B107

Disclaimer: This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

News Release

Freegold Ventures Limited

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

September 6, 2004

Item 3: Press Release

A Press release dated and issued September 6, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Freegold is pleased to provide an update of recent activities.

Item 5: Full Description of Material Change

See attached news release dated September 6, 2004.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___September 8, 2004___________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

Freegold Ventures Limited

NEWS RELEASE

For Immediate Release

September 6th, 2004

www.freegoldventures.com

Toronto Stock Exchange : ITF

OTC BB : FGOVF

FREEGOLD UPDATES EXPLORATION PROGRESS

DRILLING TO COMMENCE ON GREW CREEK

Vancouver, BC:  September 1st, 2004    Freegold Ventures Limited (TSX: ITF) is pleased to provide an update of recent activities on its mineral exploration projects. This summer, Freegold acquired both the Eskay Rift Project (in British Columbia) and the Grew Creek Project in the Yukon Territory. These acquisitions are consistent with the company’s mission of “delineating three (3) million drilled indicated ounces of gold over the next three (3) years”.

GREW CREEK GOLD PROJECT, YUKON TERRITORY

Grew Creek is a low sulphidation epithermal gold project hosted in Eocene volcanics, located 35 km west of Ross River Yukon, and one kilometre from the Robert Campbell Highway.

A $150,000 drill program is planned for the months of September and October 2004 and drilling is expected to commence during the week of September 6, 2004. Initially, the drilling will focus on expanding the known mineral resources by testing a new interpretation of the mineralized vein system. In addition to this work, the Rat Creek and Tarn targets will also be tested by drilling.

ESKAY RIFT PROJECT, BRITISH COLUMBIA

A new geological map published in early 2004 by the British Columbia Geological Survey identified a new region, favourable for Eskay Creek Style VMS mineralization. Freegold has acquired more than 400 claim units in this newly defined prospective area. Freegold has recently completed a geological mapping and sampling program. Approximately 1,000 samples were taken and assays are expected before the conclusion of October 2004. Several significant sulphide showings are reported to have been located, and an additional 40 claim units were staked as a result.

GOLDEN SUMMIT FREEGOLD/MERIDIAN GOLD JOINT VENTURE, ALASKA

The Golden Summit project is located in the historic Fairbanks mining district and has potential to host both bulk tonnage and high-grade gold deposits. The project area includes the historic Cleary Hill Mine, the largest historic high-grade lode gold producer in the district. Historical production from the Cleary Hill Mine is estimated at 281,000 ounces grading 1.3 opt (45.21 g/t). The Golden Summit project area is just five (5) miles from the Fort Knox Mine, Alaska’s largest gold producer. Last year Fort Knox’s gold equivalent production totaled 391,831 ounces based on production from both the Main Pit and the True North Deposit located six (6) miles to the northwest. The economics of hauling ore from satellite deposits in the district has already been proven.

News Release

Freegold Ventures Limited

Earlier this year Freegold signed a Joint Venture Agreement with Meridian Gold Inc. under which Meridian may earn a 70% interest in Golden Summit, by placing the Project into Commercial Production. Exploration under the Freegold/Meridian JV is targeted at the high grade potential Freegold is acting as Operator.

Initial drilling in the US$650,000 exploration program have been positive and intersected several high-grade veins beneath the previously known workings at the Cleary Hill Mine. In July 2004, the Joint Venture expanded its land position to include the Tolovana Property, which lies 750 metres southwest of the Cleary Hill Mine. Trenching and sampling were carried out on Tolovana in preparation for a fall 2004 drill program.

The current Joint Venture with Meridian Gold encompasses approximately 60% of the Golden Summit Project area (Areas A and B), with Freegold maintaining control over the remaining 40% (Areas C and D). The Freegold controlled portion includes the historic Hi Yu Mine, which was the second largest historic high-grade lode gold producer in the district. Earlier this year Freegold completed an airborne geophysical survey over these areas, however, exploration was hampered by fires that plagued Alaska this summer. Plans are underway to follow-up on several of the targets delineated as a result of the survey.

UNION BAY JOINT VENTURE, ALASKA - LONMIN PLC

An airborne geophysical survey was recently completed on the property and is currently being interpreted. The results of the US $1,200,000 summer exploration program will be reviewed in conjunction with the airborne geophysical survey. Union Bay is a Joint Venture with Lonmin Plc, the world’s third largest producer of platinum and Pacific North West Capital Corp., a leading North American platinum group metal exploration company. In 2003, the exploration efforts determined that Union Bay may have the potential to host significant accumulations of platinum group metals.

RAINBOW HILL GOLD AND ROB GOLD, ALASKA

Freegold’s Chairman, Harry Barr, believes “ Rob is one of Alaska’s most promising gold projects”. Situated just twenty (20) miles to the southwest of the newly permitted 5.6 million ounce Pogo Gold Deposit, the mineralization at Rob is believed to be only other documented Pogo style mineralization in the district. To the south is the Rainbow Hill Project, located in the Valdez Creek District. Information generated from new discoveries in both Alaska and Yukon resulted in Freegold evaluating the Rainbow Hill area as being prospective to host intrusive related gold mineralization.

ALMADEN GOLD PROJECT, IDAHO

Freegold is currently examining the permitting process for this wholly-owned (100%) Idaho asset. The Almaden Gold Project is an epithermal gold project in which Freegold completed a feasibility study in 1997. Additional work is now being undertaken.

Freegold is uniquely positioned, with a strong asset base and an impressive track record of successfully completing joint venture agreements with some of the largest mining companies in the world. It is this expertise that Freegold’s Chairman Harry Barr believes will be a significant factor in achieving the mission of “delineating three (3) million drilled indicated ounces of gold over the next three (3) years”.

The Qualified Person for this release is Peter Dasler, P.Geo, Geological Consultant Freegold Ventures Limited

On behalf of the Board of Directors	Investor Relations Contact:
Toll Free 1.800.667.1870 Facsimile: 604.685.8045
2303 West 41st Avenue, Vancouver, BC,V6M 2A3
Harry Barr, Chairman

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

Freegold Ventures Limited

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

September 10, 2004

Item 3: Press Release

A Press release dated and issued September 10, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Freegold announces the application for extension to an aggregate 5,117,229 warrants.

Item 5: Full Description of Material Change

See attached news release dated September 10, 2004.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___September 10, 2004__________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

Freegold Ventures Limited

NEWS RELEASE

For Immediate Release

September 10th, 2004

www.freegoldventures.com

Toronto Stock Exchange : ITF

OTC BB : FGOVF

APPLICATION TO EXTEND WARRANTS TO JUNE 1, 2005

Vancouver, September 10th, 2004, Freegold Ventures Limited announced today that it has applied for an extension to June 1st, 2005 from the Toronto Stock Exchange for 4,688,007 warrants issued to arm’s length parties.  Their respective exercise prices will remain the same.

  25,000 warrants, issued September 19, 2002 at an exercise price of $0.47 per warrant to expire on September 19, 2004;

  994,750 warrants, issued March 19, 2003 at an exercise price of $0.55 per warrant to expire on September 20, 2004;

  1,861,057 warrants, issued October 20, 2003 at an exercise price of $0.55 per warrant to expire on October 21, 2004;

  1,090,114 warrants, issued November 21, 2003 at an exercise price of $0.55 per warrant to expire on November 21, 2004;

  96,848 warrants, issued June 4, 2003 at an exercise price of $0.55 per warrant to expire on December 5, 2004;

  620,238 warrants, issued December 18, 2003 at an exercise price of $0.70 per warrant to expire on December 18, 2004.

The Company has also applied to have 429,222 broker warrants, also issued to arm’s length parties, extended to June 1, 2005.  Their respective exercise prices will remain the same.

  61,400 broker warrants, issued October 22, 2003 at an exercise price of $0.55 per warrant to expire on October 23, 2004;

  207,600 broker warrants, issued November 21, 2003 at an exercise price of $0.55 per warrant to expire on November 21, 2004;

  160,222 broker warrants, issued May 26, 2003 at an exercise price of $0.55 per warrant to expire on November 27, 2004.

The foregoing is subject to regulatory approval.

On behalf of the Board of Directors	Investor Relations Contact:
Toll Free 1.800.667.1870 Facsimile: 604.685.8045
2303 West 41st Avenue, Vancouver, BC,V6M 2A3
Harry Barr, Chairman

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

Freegold Ventures Limited

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

September 16, 2004

Item 3: Press Release

A Press release dated and issued September 16, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Freegold Ventures Limited and its Joint Venture partner Lonmin Plc is please to report the expansion of the 2004 exploration program by US$600,000 increasing Lonmin’s funding to US$1.8 million for the 2004 field season.

Item 5: Full Description of Material Change

See attached News Release dated September 16, 2004.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___September 17, 2004__________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

Freegold Ventures Limited

NEWS RELEASE

For Immediate Release

www.freegoldventures.com

Toronto Stock Exchange : ITF

OTC BB : FGOVF

RESULTS FROM PHASE 1 PROGRAM RESULT IN LONMIN

INCREASING BUDGET BY US $600,000 TO US$1.8 MILLION

UNION BAY PLATINUM PROJECT

  2004 Exploration Budget increased to US $1.8 Million from US$1.2 Million

  Reconnaissance work reveals further Pt mineralization

  Phase 2 drilling in Progress

Vancouver, BC - September 16th, 2004 Freegold Ventures Limited (Freegold) and its Joint Venture partner Lonmin Plc (the world’s third largest underground primary platinum group metals producer) are pleased to report the expansion of the 2004 exploration program by US $600,000 increasing Lonmin’s funding to US $1.8 million for the 2004 field season. The expansion was predicated by the successes of the Phase 1 program carried out earlier this summer.  That program consisted of reconnaissance geochemical sampling, a combined airborne and electromagnetics (EM) geophysical survey and completion of Phase 1 core drilling on the Continental zone.  The Phase 2 program is currently under way and will include additional drilling on targets generated from the airborne magnetic surveys and ground follow-up.

Field work commenced at Union Bay in early June with reconnaissance geochemical sampling concentrated around the Continental zone where 2003 field efforts discovered platinum values ranging from 1 to 14 grams per tonne.  Initial 2004 field work returned significant Pt values from grab samples taken from ultramafic rock units that are located along strike of the PGE-bearing rocks on the Continental zone (Table 1). Initial reconnaissance efforts have traced the prospective magmatic units that are favorable for PGE mineralization over a composite strike length of approximately 6 kilometers.  These units remain open along strike and at depth.

Table 1: Significant PGE-bearing rocks, 2004 recon program

Sample #	RockUnit	Pt g/t	Pd_ppb	Cr_ppm	Cu_ppm	Ni_ppm
5069	Pyroxenite, Wehrlite	7.35	257	10000	18	782
378582	Pyroxenite	1.92	387	10000	17	281
378510	Wehrlite	1.89	217	3400	14	482
378521	Wehrlite	1.87	621	10000	20	380
378506	Wehrlite, Pyroxenite	1.79	127	1950	10	213
378512	Wehrlite, Pyroxenite	1.49	83	1855	9	421
378609	Wehrlite	1.37	61	1850	6	408
5093	Pyroxenite, Wehrlite	1.34	6	10000	3	1390
378511	Pyroxenite, Wehrlite	1.32	68	10000	86	366
378579	Wehrlite	1.29	329	10000	56	620
378547	Pyroxenite	1.26	149	1535	6	200
378611	Wehrlite	1.24	50	2090	7	388
5016	Pyroxenite, Wehrlite	1.18	21	10000	13	434
481735	Pyroxenite, Wehrlite	1.17	56	10000	10	404
378533	Wehrlite, Pyroxenite	1.01	86	2080	8	417

News Release

Freegold Ventures Limited

A 744 line kilometre combined airborne magnetic and multi-frequency electromagnetic (EM) survey has recently been undertaken. Preliminary (unfiltered) results indicate several large new ultra-high magnetic anomalies are present beneath covered areas of the property where no previous exploration has been conducted.  As previously discovered high PGE-bearing rocks  returned  high magnetic responses, the new anomalies will also be investigated for their PGE mineralisation potential.

The company also completed 5,973 feet of diamond core drilling in 10 holes in the Continental zone.  This drilling was targeted at surface saw channel sample results collected in 2003 (See Press Release Jan 20th 2004).

Table 2: Significant 2004 drill geochemistry, Continental zone hole UB04-01 through UB04-10.

Sample #	Drill Hole	From_ft	To_ft	Interval_ft	RockUnit	Pt g/t	Pd_ppb
378805	UB0401	18.5	20	1.5	Pyrox, Wehr	1.48	115
379002	UB0401	820	825	5	Wehr, Pyrox	0.62	7
379003	UB0401	825	830	5	Pyrox, Wehr	0.49	5
481324	UB0405	90	91.5	1.5	Pyrox, Wehr	0.53	34
481326	UB0405	91.5	93	1.5	Pyrox, Wehr	1.81	130
481330	UB0405	98	99	1	Pyrox, Wehr	1.30	126
481331	UB0405	99	100.5	1.5	Pyrox, Wehr	1.71	134
481332	UB0405	100.5	102.75	2.25	Pyrox, Wehr	1.36	96
481333	UB0405	102.75	104	1.25	Pyrox, Wehr	0.71	3
481334	UB0405	104	108	4	Pyroxenite	0.44	1
481335	UB0405	108	110	2	Pyrox, Wehr	2.23	220
481483	UB0406	102	103.5	1.5	Pyrox, Wehr	0.76	32
481484	UB0406	103.5	105	1.5	Pyrox, Wehr	0.58	350

Drilling results at Continental indicate the favorable magmatic horizon can be traced chemically and physically. The favorable magmatic unit consists of mixed pyroxenite and wehrlite containing variable amounts of magnetite. Similar conclusions were drawn from surface sampling at Continental in 2003.  Reconnaissance exploration conducted during and following drilling, was designed to locate and evaluate extensions of the favorable magmatic units defined at Continental.

All 2004 Phase 1 geochemical samples were analyzed by ALS Chemex for platinum, palladium and gold via fire assay techniques plus a multi-element suite via ICP methods with four-acid digestion. Standards and blanks submitted with core and reconnaissance samples suggest no unusual or spurious geochemical results.  The qualified person responsible for this news release is Curt Freeman, M.Sc. P. Geo.

On behalf of the Board of Directors	Investor Relations Contact:
Toll Free 1.800.667.1870 Facsimile: 604.685.8045
2303 West 41st Avenue, Vancouver, BC,V6M 2A3
Harry Barr, Chairman

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

Freegold Ventures Limited